Form G-FIN



**14040403**

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE

11·37

# Notice of Government Securities Broker or Government Securities Dealer Activities
## To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
## of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
**RECEIVED**
FEB 1 1 2014
03 REGISTRATIONS BRANCH

4. A. Full name of the financial institution:

FTN Financial Capital Markets

B. Address of principal office of financial institution:

845 Crossover Lane, Suite 150     Memphis, TN  38117

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

Same

D. Mailing address if different from (B) or (C):

N/A

E. Name, title and telephone number of contact person with respect to this notice:

| Joel Ross | Senior VP | 901-435-8712 |
|---|---|---|
| Name | Title | Telephone |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?     A. ☒ Yes     B. ☐ No

(If yes, provide addresses and describe activities.)

See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name
See Attached List

| Last | First | Middle | Title |
|------|-------|--------|-------|
| | | | |
| Last | First | Middle | Title |
| | | | |
| Last | First | Middle | Title |
| | | | |
| Last | First | Middle | Title |
| | | | |
| Last | First | Middle | Title |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes          B. ☐ No

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Joel                    S                    Ross                    Senior VP

| First | Middle | Last | Title |
|-------|--------|------|-------|

Manual Signature                                                    2/5/14   Date

**#5     Additional Locations**

**All offices below conduct government securities broker/dealer activities.  They also transact business in municipals, CD's, mortgages, and money market instruments.**

99 Summer Street, Suite 1730
Boston, MA 02110

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1601 Market Street
Suite 3300
Philadelphia, PA  19103

3344 Peachtree Road
Suite 1965
Atlanta, GA 30326

1400 Old Country Road
Parkway Plaza, Suite 407
Westbury, NY  11590

50 California Street
Suite 1500
San Francisco, CA  94111

1691 Michigan Avenue
Suite 210
Miami Beach, FL  33139

9901 IH 10 West
Suite 800
San Antonio, TX  78230

*4445 Eastgate Mall*                      *Address Change Effective 2-05-14:*
*Suite 200*                               *888 Prospect Street*
*San Diego, CA  92121*                    *Suite 200*
                                          *La Jolla, CA  92037*

100 Chesterfield Business Parkway
Suite 200, Office 286
Chesterfield, MO  63005

865 Tahoe Blvd
Suite 108-C
Incline Village, NV  89451

201 International Circle
Suite 230
Hunt Valley, MD  21030

2500 City West Blvd.
Suite 300
Houston, TX  77042

**#6      Management, Direction, or Supervison**

| Name | Title |
|---|---|
| Mike Kisber | President |
| Tim Romanow | Trading Manager/Wholesale Markets |
| Joel Ross | Risk Control Manager |
| Steve Twersky | Portfolio Strategies Manager |
| Jim Vogel | Interest Rates Strategist |
| Don Ritcheson | Controller |
| Bill Buck | Operations Manager |
| Jerry Hubbard | Manager, Capital Assets |
| Mike Waddell | Chief Operating & Financial Officer |
| Michael Allen | Public Finance Manager |
| Rodney Turner | National Sales Manager |
| Steve Walsh | Sales Manager |
| Kathy Lafreniere | Sales Manager |
| Steve Zanone | Sales Manager |
| | |
| Robert Hatcher | Branch Manager |
| | Mobile, AL |
| Stephen Mullin | Branch Manager |
| | Philadelphia, PA |